

November 17, 2011

VIA E-Mail
Mr. Anthony E. Hull
Chief Financial Officer
Realogy Corporation
One Campus Drive
Parsippany, New Jersey 07054

> **Re:** **Realogy Corporation**
> **Form 10-K for the year ended December 31, 2010**
> **Filed on March 4, 2011**
> **File No. 333-148153**

Dear Mr. Anthony E. Hull:

We have reviewed your filings and have the following comments. In some of our comments we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2010

Item 11. Executive Compensation, page 108

Summary Compensation Table, page 116

1. Please refer to Release 33-8732A, Section II.B.1. As noted therein, the Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. In future Exchange Act periodic reports, please explain the reasons for the differences in the amounts of compensation awarded to the named executive officers. For example, we note that Mr. Smith received a substantial option award in comparison to other named executive officers in 2010. Please see Item 402(b)(2)(vii) of Regulation S-K.

Note 4 – Intangible Assets, page F-17

2.   We note you recognize an indefinite life intangible asset related to a franchise agreement with NRT.   Please clarify the nature and terms of the agreement and the parties involved. Given that NRT is your consolidated subsidiary, please clarify your basis in GAAP for maintaining this intangible asset on your balance sheet even after eliminating intercompany transactions in the consolidation process.

Note 8 – Short and Long-Term Debt, pages F-21

3.   Disclosures on page 132 appear to imply that portions of your short and long-term debt are held by related parties.   Please separately identify and present amounts of related party transactions on the face of the balance sheet, income statement, or statement of cash flows.   Reference is made to Rule 4-08(k) of Regulation S-X.

Note 14 – Commitments And Contingencies, pages F-39 – F-45

4.   We note that you are involved in various legal proceedings. If there is at least a reasonable possibility that a loss may be incurred as a result of these proceedings, please disclose an estimate or range of possible loss or include a statement that such an estimate cannot be made. Reference is made to paragraph 450-20-50-4 of the Financial Accounting Standards Codification.   In addition, for any contingencies where you are unable to estimate a range of reasonably possible losses, please explain the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.   You may provide your disclosures on an aggregated basis. Please include your proposed disclosures in your response.

Note 20 – Subsequent Events

5.   Please clarify your consideration of the guidance in Topic 470-60 of the Financial Accounting Standards Codification in determining that the refinancing transactions in the first quarter of fiscal year 2011 did not represent a troubled debt restructuring.

FORM 10-Q FOR THE PERIODS ENDED MARCH 31, 2011 AND JUNE 30, 2011

Note 12 – Guarantor/Non-Guarantor Supplemental Financial Information

6.	We note you have provided guarantor and non-guarantor supplemental financial information. Please confirm and revise to disclose, if true, that all guarantees are full, unconditional, joint and several. Reference is made to Rule 3-10(i)(8) of Regulation S-X.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	You may contact Wilson K. Lee at (202) 551-3468 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra Hunter at (202) 551- 3758 or Tom Kluck at (202) 551-3233 with any other questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief